UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 27, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 27, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

27 March 2026

Barclays PLC

Notice of Annual General Meeting

Barclays PLC ("Barclays") announces that its 2026 Annual General Meeting (the "2026 AGM") will be held on Thursday 7 May 2026 at 11:00 am (BST) at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

In connection with the 2026 AGM, the following documents will shortly be posted or made available to shareholders:

1.   Notice of the 2026 AGM; and
2.   Proxy forms for the 2026 AGM.

The Notice of the 2026 AGM is also available online at home.barclays/agm from today.

The following documents for the 2026 AGM have been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

●  Notice of the 2026 AGM

●  Proxy forms for the 2026 AGM

Please monitor our website at home.barclays/agm for any announcements and updates on arrangements for the 2026 AGM. Any changes to the 2026 AGM arrangements will also be announced through the London Stock Exchange.

- ENDS -

For further information, please contact:

Investor Relations                        Media Relations

Marina Shchukina                       Jon Tracey
+44 (0) 20 7116 2526                 +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

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